UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-36457

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I

REGISTRANT INFORMATION

Full Name of registrant:	Provectus Biopharmaceuticals, Inc.

Former Name if applicable:	Not applicable

Address of principal executive office:	7327 Oak Ridge Highway, Suite A

City, state and zip code:	Knoxville, Tennessee 37931

PART II

RULES 12b-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

As disclosed in the Current Report on Form 8-K filed by Provectus Biopharmaceuticals, Inc. (the “Company”) with the Commission on December 28, 2016 (the “Form 8-K”), on December 27, 2016, the Company’s Board of Directors unanimously voted to terminate Peter R. Culpepper, effective immediately, from all positions he held with the Company and each of its subsidiaries, including Interim Chief Executive Officer and Chief Operating Officer of the Company, for cause, in accordance with the terms of the Amended and Restated Executive Employment Agreement entered into by Peter R. Culpepper and the Company on April 28, 2014 (the “Culpepper Employment Agreement”) based on the results of the investigation conducted by the Special Committee of the Board of Directors regarding improper travel expense advances and reimbursements to Mr. Culpepper. As a result of Mr. Culpepper’s termination, the Company currently has only two full-time employees, our President and our Chief Technology Officer, and an independent contractor, John R. Glass, our Interim Chief Financial Officer, who has only been with the Company since April 2016. Prior to Mr. Culpepper’s termination, Mr. Culpepper played an integral role in the preparation and filing of the Company’s periodic reports required to be filed with the Commission. As a result, the Company cannot, without unreasonable effort or expense, file its Form 10-K on or prior to the prescribed due date of March 16, 2017. The Company currently anticipates that its Form 10-K for the year ended December 31, 2016 will be filed as soon as practicable and no later than fifteen days calendar days following its prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Timothy C. Scott, President             (866) 594-5999

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its Form 10-K will report that the Company’s cash and cash equivalents were $1,165,738 at December 31, 2016, compared with $14,178,902 at December 31, 2015. The decrease of approximately $13,000,000 was due primarily to approximately $22,000,000 of cash used in operating activities during 2016, partially offset by approximately $9,000,000 of cash provided by financing activities during 2016.

Cautionary Statement Concerning Forward-Looking Statements

This notification of late filing on Form 12b-25 contains forward-looking statements regarding the Company’s expectations concerning the filing of its Annual Report on Form 10-K for the year ended December 31, 2016 and the discussion of the Company’s cash flow as of December 31, 2016 contained therein. These forward-looking statements are based on the Company’s current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

SIGNATURE

Provectus Biopharmaceuticals, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

PROVECTUS BIOPHARMACEUTICALS, INC. (Registrant)

By:	/s/ Timothy C. Scott
Name: Timothy C. Scott Title: President (Principal Executive Officer)

Date: March 16, 2017

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